UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CommunityOne Bancorp

(Name of Issuer)

Common Stock, no par value

 (Title of Class of Securities)

20416Q108

(CUSIP Number)

John Monsky

Oak Hill Capital Management, LLC

65 East 55th Street, 32nd Floor,

New York, NY 10022

With a copy to:

Elizabeth Cooper, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017-3954

Telephone: (212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2014

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 20416Q108	Page 2 of 10 Pages

1	Names of Reporting Persons Oak Hill Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,589,136
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 5,589,136
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,589,136
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1% (1)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1) Based on 24,186,597 shares of common stock of CommunityOne Bancorp outstanding as of December 30, 2014, as provided by CommunityOne Bancorp.

CUSIP No. 20416Q108	Page 3 of 10 Pages

1	Names of Reporting Persons Oak Hill Capital Management Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 183,561
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 183,561
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,561
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(2) Based on 24,186,597 shares of common stock of CommunityOne Bancorp outstanding as of December 30, 2014, as provided by CommunityOne Bancorp.

CUSIP No. 20416Q108	Page 4 of 10 Pages

1	Names of Reporting Persons OHCP GenPar III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,772,697
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 5,772,697
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,772,697
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9% (3)
14	TYPE OF REPORTING PERSON (see instructions) PN

(3) Based on 24,186,597 shares of common stock of CommunityOne Bancorp outstanding as of December 30, 2014, as provided by CommunityOne Bancorp.

CUSIP No. 20416Q108	Page 5 of 10 Pages

1	Names of Reporting Persons OHCP MGP Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,772,697
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 5,772,697
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,772,697
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9% (4)
14	TYPE OF REPORTING PERSON (see instructions) PN

(4) Based on 24,186, 597 shares of common stock of CommunityOne Bancorp outstanding as of December 30, 2014, as provided by CommunityOne Bancorp.

CUSIP No. 20416Q108	Page 6 of 10 Pages

1	Names of Reporting Persons OHCP MGP III, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,772,697
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 5,772,697
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,772,697
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9% (5)
14	TYPE OF REPORTING PERSON (see instructions) OO

(5) Based on 24,186,597 shares of common stock of CommunityOne Bancorp outstanding as of December 30, 2014, as provided by CommunityOne Bancorp.

This Amendment No. 1, dated December 30, 2014 (this “Amendment No. 1”), supplements and amends the Schedule 13D filed on October 31, 2011 (the “Schedule 13D”) relating to the common stock, no par value per share (the “Common Stock”), of CommunityOne Bancorp, formerly known as FNB United Corp. (the “Issuer”). Capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D. The number of shares presented herein reflects the effectiveness of a one-for-one hundred reverse stock split on October 31, 2011. Except as otherwise specified in this Amendment No. 1, all previous Items remain unchanged.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is amended and restated in its entirety by the following information:

This statement on Schedule 13D relates to the shares of common stock, no par value (the “Common Stock”), of CommunityOne Bancorp, a North Carolina corporation (the “Issuer”). The principal executive office of the Issuer is located at 1017 E. Morehead Street, Charlotte, North Carolina, 28204.

Item 2. Identity and Background.

Items 2 of the Schedule 13D are hereby amended and restated in its entirety as follows:

(a) – (c) This statement is being filed jointly by the Reporting Persons.

The shares of Common Stock reported in this Schedule 13D are beneficially owned by Oak Hill Capital Partners III, L.P., a Cayman Islands limited partnership and Oak Hill Capital Management Partners III, L.P., a Cayman Islands limited partnership (together, the “Oak Hill Funds”). The general partner of Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. is OHCP GenPar III, L.P., a Cayman Islands limited partnership. The general partner of OHCP GenPar III, L.P. is OHCP MGP Partners III, L.P., a Cayman Islands limited partnership. The general partner of OHCP MGP Partners III, L.P. is OHCP MGP III, Ltd., a Cayman Islands company.

J. Taylor Crandall, Steven Gruber and Denis Nayden are the directors of OHCP MGP III, Ltd. Each of these directors is a citizen of the United States. J. Taylor Crandall, Steven B. Gruber, Tyler Wolfram, Kevin G. Levy, Denis J. Nayden, Shawn Hessing and John R. Monsky are the executive officers of OHCP MGP III, Ltd. Each of these executive officers is a citizen of the United States.

J. Taylor Crandall, Steven B. Gruber, Tyler Wolfram, Kevin G. Levy, Denis J. Nayden, Shawn Hessing and John R. Monsky are referred to as the “Related Persons”. Each of the Related Persons expressly disclaims beneficial ownership of the shares of Common Stock referred to herein.

The business address of each of the Reporting Persons and the Related Persons is c/o Oak Hill Capital Management, LLC, 65 East 55th Street, 32nd Floor, New York, NY 10022.

The Reporting Persons are principally engaged in the business of investments in securities.

(d) During the past five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Related Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Related Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the Reporting Persons and Related Persons is set forth above in this Item 2.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following at the end of Item 3:

On December 29, 2014, the Oak Hill Funds entered into a Subscription Agreement (the “Subscription Agreement”) with the Issuer pursuant to which on December 30, 2014, the Oak Hill Funds acquired in a private offering exempt from the registration requirements under the Securities Act of 1933, as amended, a total of 842,383 shares of Common Stock (the “Subscribed Securities”), consisting of 815,597 shares acquired by Oak Hill Capital Partners III, L.P. and 26,786 shares acquired by Oak Hill Capital Management Partners III, L.P., for an aggregate purchase price of $8,895,564.48, or $ 10.56 per share (the “Subscribed Securities Purchase Price”).  The Oak Hill Funds entered into the Subscription Agreement as part of a private placement to existing investors of the Issuer who were granted preemptive rights pursuant to their initial investment in the Issuer.

The Subscribed Securities Purchase Price was funded by capital contribution by the limited partners of the Oak Hill Funds in respect of previously made commitments by their respective limited partners to provide such funds.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:

The information set forth in Items 3 and 6 is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Items 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

As of the date hereof, each of the Reporting Persons beneficially owns the number and percentage of shares of Common Stock issued and outstanding listed opposite its name:

Reporting Person	Amount Beneficially Owned	Percent of Class (1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition

Oak Hill Capital Partners III, L.P.	5,589,136	23.1%	5,589,136	0	5,589,136	0

Oak Hill Capital Management Partners III, L.P.	183,561	0.8%	183,561	0	183,561	0

OHCP GenPar III, L.P.	5,772,697	23.9%	5,772,697	0	5,772,697	0

OHCP MGP Partners III, L.P.	5,772,697	23.9%	5,772,697	0	5,772,697	0

OHCP MGP III, Ltd.	5,772,697	23.9%	5,772,697	0	5,772,697	0

(1)	Based on 24,186,597 shares of common stock of CommunityOne Bancorp outstanding as of December 30, 2014, as provided by CommunityOne Bancorp.

The general partner of each of the Oak Hill Funds is OHCP GenPar III, L.P., whose general partner is OHCP MGP Partners III, L.P., whose general partner is OHCP MGP III, Ltd.

Beneficial ownership reported in this Schedule 13D does not include beneficial ownership of shares of Common Stock held by Oak Hill Capital Management, LLC (“OHCM”). OHCM Management, LLC is the managing member of OHCM, and each are affiliates of the Reporting Persons. OHCM holds 2,901 shares of Common Stock issued to OHCM in connection with compensation awarded to employees of OHCM or its affiliates who serve as members of the Issuer’s board of directors, and includes 1,624 shares of unvested restricted stock, of which 815 shares vest based on stock performance and 809 shares vest on various dates, in each case in equal annual installments over three years from the dates of respective grants. The Reporting Persons disclaim that they and OHCM and OHCM Management, LLC are members of a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and further disclaim beneficial ownership of the shares of Common Stock which are held by OHCM.

None of the Related Persons beneficially owns any shares of Common Stock and each of the Related Persons expressly disclaims beneficial ownership of the shares of Common Stock referred to herein.

(c) Except as otherwise described herein, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the Related Persons, has effected any transactions in Common Stock in the past 60 days.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following at the end of Item 6:

Subscription Agreement

The Subscription Agreement includes, among other provisions, the following terms:

Representations and Warranties. Customary representations and warranties were made by the Issuer to the Oak Hill Funds relating to the Issuer, its business and the issuance of Common Stock. The Issuer and the Oak Hill Funds each agreed to indemnify the other party for breaches of its respective representations and warranties, subject to certain limitations.

Registration Rights. The Issuer has granted the Oak Hill Funds customary registration rights with respect to Common Stock acquired by the Oak Hill Funds in connection with the Subscription Agreement. Pursuant to such registration rights, the Issuer has agreed to prepare and file with the Securities and Exchange Commission a shelf registration statement covering the resale of the Subscribed Securities (or, if permitted by securities laws, otherwise designate an existing shelf registration statement to cover the resale of the Subscribed Securities ) (the “Shelf Registration Statement”) as promptly as practicable after (and in any event no more than ninety (90) days after) December 30, 2014 (the “Closing Date”) and to take necessary steps to keep such Shelf Registration Statement usable for the resale of Common Stock.

The foregoing references to and description of the Subscription Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Form of Subscription Agreement, which is included as Exhibit 99.6 hereto and is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following at the end of Item 7:

Exhibit 99.6	Form of Subscription Agreement, dated December 29, 2014, by and among CommunityOne Bancorp, Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 30, 2014 and incorporated by reference herein).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2014

OAK HILL CAPITAL PARTNERS III, L.P.
By:	OHCP GENPAR III, L.P., its general partner
By:	OHCP MGP Partners III, L.P., its general partner
By:	OHCP MGP III, LTD., its general partner

By:	/s/ Kevin Levy
Kevin Levy
Vice President

OAK HILL CAPITAL MANAGEMENT PARTNERS III, L.P.
By:	OHCP GENPAR III, L.P., its general partner
By:	OHCP MGP Partners III, L.P., its general partner
By:	OHCP MGP III, LTD., its general partner

By:	/s/ Kevin Levy
Kevin Levy
Vice President

OHCP GENPAR III, L.P.
By:	OHCP MGP PARTNERS III, L.P., its general partner
By:	OHCP MGP III, LTD., its general partner

By:	/s/ Kevinn Levy
Kevin Levy
Vice President

OHCP MGP PARTNERS III, L.P.
By:	OHCP MGP III, LTD., its general partner

By:	/s/ Kevin Levy
Kevin Levy
Vice President

OHCP MGP III, LTD.

By:	/s/ Kevin Levy
Kevin Levy
Vice President